EXHIBIT D-1

                                   BEFORE THE

                     PUBLIC SERVICE COMMISSION OF WISCONSIN

In the matter of the Application of               )
Wisconsin Power and Light Company                 )
for approval to enter into certain contracts      )    APPLICATION
with affiliated companies relating to the sale    )
of accounts receivable                            )    Docket No.
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TO THE PUBLIC SERVICE COMMISSION OF WISCONSIN:

Wisconsin Power and Light Company (d/b/a Alliant - Wisconsin Power and Light Company) (hereinafter called "Petitioner") files this application and respectfully shows that:

1. Petitioner is a corporation organized and existing under and by virtue of the laws of the State of Wisconsin, and is a public service corporation within the meaning of Chapter 200 of the Statutes of Wisconsin and is engaged in the business of manufacturing, purchasing, transmitting, distributing and selling electric energy, gas and water to and for the public in a service territory located primarily in Southern Wisconsin, and is duly authorized to do so. Petitioner is a public utility as defined by Chapter 196 of the Statutes of Wisconsin and is subject to regulation by the Public Service Commission of Wisconsin. Petitioner is a wholly-owned subsidiary of Alliant Energy Corporation, a Public Utility Holding Company subject to regulation by the Public Service Commission of Wisconsin under the Wisconsin Public Utility Holding Company Act and by the Securities and Exchange Commission ("SEC") under the Public Utility Holding Company Act of 1935.

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
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     A.   INTRODUCTION
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     Interstate Power Company ("IPC"), a wholly-owned subsidiary of Alliant Energy Corporation ("Alliant Energy"), is a public utility subject to the regulatory powers of the Minnesota Public Utilities Commission (the "Commission"). IPC petitions the Commission in accordance with Section 216B.48(3) of the Minnesota Statutes for approval to enter into certain contracts between IPC and affiliated companies.

     Alliant Energy is a registered holding company subject to regulation by the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935, as amended (the "Act").1/ Its public utility subsidiaries are Wisconsin Power & Light Company ("WP&L"), IES Utilities, Inc. ("IES"), Interstate Power Company ("IPC") and South Beloit Water, Gas and Electric Company. Together, these companies provide public utility service to approximately 908,000 electric and 388,000 retail gas customers in parts of Wisconsin, Iowa, Minnesota and Illinois. In addition, WP&L provides water service to approximately 35,000 customers in Wisconsin and Illinois. Alliant Energy's direct non-utility subsidiaries include Alliant Energy Corporate Services, Inc. ("Services"), a subsidiary service company, and Alliant Energy Resources, Inc., which serves as the holding company for substantially all of Alliant Energy's investments in non-utility subsidiaries.

     WP&L and IES currently have in place separate programs under which each company sells its customer accounts receivable to Ciesco, L.P. ("Ciesco"), an accounts receivable financing conduit managed by Citicorp North America, Inc. (the "Agent"). The purpose of these programs is to enable the two utilities to


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1/   See WPL Holdings, Inc., et al., Holding Co. Act Release No. 26856
(April 14, 1998).

accelerate their receipt of cash from collection of customer accounts receivables, thereby reducing their dependence upon more costly sources of working capital.

     Under the existing WP&L receivables program, WP&L may sell up to $150 million billed and unbilled receivables. The actual level of receivables financed under this program fluctuates from month to month depending upon the prior month's level of qualifying receivables. Under the existing IES program, IES maintains a constant sales level of $65 million throughout the year, which is the lowest level of qualifying receivables that occur in any given month during the year. Under the existing programs, WP&L and IES serve as collection agents for Ciesco. These programs expire on March 31, 2000.

     WP&L and IES and Ciesco propose to enter into a new receivables financing program to replace the expiring programs. In addition, IPC will be added to the new program. Ciesco's purchases under the new program will initially be limited to $300 million of qualifying receivables outstanding at any one time.

     B.   STRUCTURE OF THE PROGRAM.
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     Under the new program, WP&L, IES and IPC (individually an "Operating Company" and collectively the "Operating Companies") will each organize a wholly-owned, special purpose entity ("SPE"), to which it will sell all of its billed and unbilled accounts receivable representing obligations of purchasers of electricity, natural gas and water and reimbursement obligations of joint owners of utility facilities arising under joint plant operating agreements pursuant to which an Operating Company pays operating and/or capital expenses on behalf of all joint owners (collectively, the "Receivables"), subject to certain program limitations described below. Each of the SPEs will be organized under

Delaware law as a single-member limited liability company. It will have nominal capital and will conduct no business operations or own any assets other than the Receivables purchased from its parent Operating Company. The SPEs in turn will resell such Receivables to a newly-formed, special-purpose entity to be jointly owned by the SPEs (herein referred to as "NewCo"). NewCo will also be formed as a Delaware limited liability company. It too will serve merely as a conduit for ultimate sale of the purchased Receivables to Ciesco, and will have no assets or operations other than as contemplated by the agreements described below.

     Forms of the limited liability company articles of organization and member operating agreements of the SPEs and NewCo will be filed as Exhibits A-1 through A-4 hereto.

     The purpose in forming the SPEs is to isolate the Receivables from the Operating Company which has originated them such that, pursuant to Financial Accounting Standards Board Statement No. 125 ("FASB 125"),2/ the sale of the Receivables to the SPEs qualifies for treatment as a true sale of assets by the Operating Companies rather than as a loan secured by the Receivables. This will allow the Receivables to be removed as assets from the books of the Operating Companies. Through NewCo, the Operating Companies will be able to consolidate their Receivables into a much larger pool of Receivables and eliminate duplicate structuring and administrative costs that would be associated with creating and maintaining separate programs with Ciesco.


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2/   See FASB Statement No. 125, "Accounting for Transfers and Servicing of
Financial Assets and Extinguishments of Liabilities" (June 1996). FASB 125 sets forth various tests which have to be met in order for the transferred assets to be deemed to be isolated from (i.e., out of the control of) the transferor. Special-purpose entities such as those described in this filing are typically used to establish such separateness.

     C.   DESCRIPTION OF THE PROGRAM AGREEMENTS.
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     The new receivables program will be implemented through a series of related agreements, as follows: First, each Operating Company (as Seller) will enter into a Receivables Sale Agreement (the "SPE Agreement") with its wholly-owned SPE (as Purchaser), pursuant to which the Operating Company will sell all of its eligible Receivables to the SPE. Services will be designated the initial Collection Agent under this agreement, but will subcontract with the Operating Companies to perform the duties of the Collection Agent, and, in such capacity, each of the Operating Companies will continue to bill its customers and service their accounts. Second, each SPE (as Seller) will enter into a Receivables Purchase and Sale Agreement (the "NewCo Agreement") with NewCo (as Purchaser), pursuant to which the SPE will sell and NewCo will purchase all of the Receivables that the SPE has acquired from its parent Operating Company. Third, NewCo (as Seller) and Ciesco (as Investor) will enter into a Receivables Purchase and Sale Agreement (the "Ciesco Agreement"), pursuant to which NewCo will sell and Ciesco will purchase an undivided percentage ownership interest in the pool of Receivables originated by the Operating Companies. Under the terms of a separate Receivables Purchase and Sale Agreement (the "Citibank Agreement"), Citibank N.A. ("Citibank") would be obligated to purchase the Receivables from NewCo in the event that Ciesco, for any reason, does not purchase the Receivables. Finally, Alliant Energy will execute and deliver a credit support agreement (the "Alliant Energy Agreement") in favor of Ciesco, the Agent and Citibank pursuant to which Alliant Energy will provide limited credit support. The forms of the SPE Agreement, the NewCo Agreement, the Ciesco Agreement, the Citibank Agreement and the Alliant Energy Agreement will be filed by amendment as Exhibits B-1, B-2, B-3, B-4, and B-5, respectively.

     THE SPE AGREEMENTS: Each Operating Company will enter into an SPE Agreement
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with its wholly-owned SPE pursuant to which the Operating Company will sell and the SPE will purchase, from time to time, all of the Operating Company's Receivables. Under Section 2.01 of the SPE Agreement, the SPE will purchase the Receivables at a discount that takes into account Ciesco's cost of funds and program fees and administrative and servicing costs, all of which are passed through to the SPE by NewCo, and the historical default experience on accounts receivable originated by the Operating Company. The SPE will pay the purchase price in cash, unless it has insufficient cash on hand to pay the full purchase price, in which case a portion of the purchase price will be paid by the issuance of additional membership interests in the SPE to its parent Operating Company. In subsequent months, if the SPE has excess funds on hand from collections of Receivables purchased in previous months, it will distribute such excess to its parent Operating Company as a return of capital.

     As indicated, the originating Operating Company (as subcontractor to Services) will perform the duties of the initial Collection Agent having sole responsibility for servicing the Receivables, for which it will be entitled to receive an agent's fee of 1/4 of 1% per annum on the average daily amount of the capital ("Capital") invested in its Receivables by Ciesco, as described below.

     THE NEWCO AGREEMENT: NewCo will serve as the conduit through which the
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Receivables originated by each of the Operating Companies and purchased by the separate SPEs will be aggregated to create a single pool of Receivables. The terms and conditions of the purchase of Receivables by NewCo from the separate SPEs will be the same as the terms and conditions under which the SPEs purchase those Receivables from the Operating Companies under the SPE Agreements, except that NewCo will pay each of the SPEs in cash and/or additional membership interests an amount equal to the purchase price paid by the SPEs to the Operating Companies for the Receivables sold.

     THE CIESCO AGREEMENT: Under Section 2.01 of the Ciesco Agreement, NewCo (as
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Seller) will sell and Ciesco (as Investor) may, in its discretion, purchase an undivided percentage ownership interest (a "Share") in the pool of Receivables held by NewCo from time to time. The percentage interest in the pool of Receivables represented by such Share shall, subject to certain contingencies, be calculated by dividing (i) the sum of the Capital invested by the Investor as of the date of computation, the Investor's funding cost, the Collection Agent fee reserve, and other program fees, by (ii) the net Receivables pool balance at the time of computation, i.e., the total of all Receivables, less defaulted Receivables in the pool balance and the amount by which the outstanding Receivables of each customer exceeds the "Concentration Limit" for such customer multiplied by the amount of Capital invested by Ciesco at any time. The Concentration Limit is a limit on the amount of Receivables of any single customer of an Operating Company that may be financed under the program. It is equal to 3% of the pool of Receivables sold by NewCo in any particular period.

     Under normal circumstances, Ciesco will fund its investment in the Share from the proceeds of commercial paper sales. The applicable rate applied by Ciesco for each calendar month will be equal to the weighted average of the rates at which Ciesco sells commercial paper notes having a term equal to a period not exceeding 270 days, plus dealer commissions and note issuance costs. In addition, Ciesco will charge a program fee equal to 1/8th of 1% per annum on the average daily amount of Capital invested by Ciesco, an investor fee equal to 0.01% of the annual average Capital outstanding, plus a one-time structuring fee of $100,000.

     THE CITIBANK AGREEMENT: In the event Ciesco is unable to issue commercial
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paper for any reason, Citibank would be obligated to purchase the Receivables pursuant to the terms of the Citibank Agreement. Under the Citibank Agreement, the applicable funding rate will be based on a Eurodollar borrowing rate for borrowings having a period equal to one, two, three or six months, as selected by NewCo. In the event of an inability to make Eurodollar borrowings, or in the case of borrowing for a period of 29 days or less or in an amount of less than $500,000, then the applicable rate would be a fluctuating rate based on Citibank's base rate or the latest three-week moving average of secondary market morning offering rates for three-month certificates of deposit of major U.S. money market banks. The spread over the reference rates will vary over the life of the program based on market conditions and on changes in the corporate credit rating of Alliant Energy, or, if there is no such rating at the time, the two highest long-term public senior debt ratings of the Operating Companies. Citibank will also charge a liquidity fee of between 0.15% and 0.275% (depending on the corporate credit rating of Alliant Energy) times the amount of Citibank's commitment to purchase interests in the Receivables.

     The new accounts receivable purchase and sale program will be structured so as to satisfy the requirements of FASB 125. In order to satisfy these requirements: (i) the transfers of Receivables from an Operating Company to its wholly-owned SPE must be on terms that the Operating Company believes will result in such transfers being classified as "true sales" in the unlikely event of a bankruptcy proceeding involving the Operating Company; (ii) the SPE, as the purchaser and transferee of the Receivables, must be a "qualifying special purpose entity" within the meaning of FASB 125 and as such will be a legally separate entity engaged only in activities related to the program; (iii) the

SPE, and any subsequent purchaser (including, in this case, NewCo and Ciesco), must have the right to pledge or exchange the Receivables; and (iv) the originating Operating Company cannot maintain effective control over the Receivables that are transferred to the SPE.

     The amount of Receivables originated by WP&L, IES and IPC will vary from time to time in accordance with electric, gas and water consumption by their customers. As a result of this and other factors, the funds available to NewCo to make a purchase may not match the cost of Receivables available. The proposed program (like the existing programs it replaces) includes a mechanism to accommodate this mismatch. When the amount of Receivables available for sale by the SPEs exceeds the amount of cash NewCo has available, a portion of the purchase price will be paid by the issuance of additional membership interests in NewCo to each of the SPEs in amounts which parallel the additional membership interests issued by each SPE to its parent Operating Company which has originated the Receivables. Conversely, if NewCo develops a substantial cash balance due to collections of previously purchased Receivables exceeding the balance of newly created Receivables available for purchase, NewCo will distribute such excess cash to the SPEs and the SPEs will distribute such excess cash to the Operating Companies, in each case as a return of capital. Through this mechanism, it is expected that neither NewCo nor the SPEs will retain substantial cash balances at any time and that substantially all cash realized from the collection of the Receivables (net of the costs of the program and any reductions in the outstanding purchase price of Shares) will be made available to the Operating Companies.

     Although the actual funding cost will vary depending on, inter alia, Ciesco's own funding costs, it is expected that the all-in credit spread to the Operating Companies will be substantially lower than the weighted average cost of permanent capital that the Operating Companies would otherwise have to maintain in order to finance their operations. The savings can be illustrated as follows: Currently, the Operating Companies' average outstanding accounts receivable balance at any one time is about $200 million. The capital required to finance this level of Receivables essentially represents permanent capital of the Operating Companies. The average pre-tax weighted cost of capital of the Operating Companies currently ranges between 13.2% and 14.0%. In contrast, based on a current pre-tax yield on Ciesco's commercial paper of 5.85% and overall transaction fees and expenses estimated not to exceed 25 basis points, the program would result in a pre-tax reduction of more than 7.4 percentage points (or more than 50%) from the Operating Companies' pre-tax weighted average cost of capital.

     As indicated, each Operating Company (as a subcontractor to Services) will perform the duties of the initial Collection Agent with respect to the Receivables originated by it. Consequently, the Operating Companies will continue to perform all of the billing and servicing functions that they now perform, and their customers will not experience any change in current billing and collection procedures.3/ Under certain adverse conditions, including, among others, an unremedied default by Alliant Energy, an Operating Company, an SPE or NewCo, an event of insolvency affecting any of the foregoing, and the loss experience on Receivables in the Receivables pool exceeding certain specified ratios, Ciesco would have the right to designate a new collection agent.

     THE ALLIANT ENERGY AGREEMENT: Under the Alliant Energy Agreement, Ciesco
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and Citibank would have limited recourse against Alliant Energy. Such recourse


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3/   Likewise, the services provided to NewCo and the SPEs by Services, as
Collection Agent, will be the same as the services it now renders to the Operating Companies, and its compensation under the program agreements will be passed on to the Operating Companies.

claims include liability for Ciesco's funding costs, the Collection Agent fee, and limited recourse for defaulted Receivables. The recourse limit for defaulted Receivables is calculated by multiplying (i) a percentage equal to the greatest of (a) three times the Concentration Limit (excluding any special concentration limit), (b) three times the greatest 12-month rolling average default ratio for the Receivables over the twelve months ending immediately on the date of calculation, and (c) 9%, by (ii) the amount of Capital invested by Ciesco. Also included is liability for (i) failure to transfer to NewCo or Ciesco a first priority ownership interest in the Receivables; (ii) the breach by an Operating Company, an SPE or NewCo of its representations, warranties and covenants; and
(iii) certain indemnity obligations. Neither NewCo's nor Ciesco's recourse to the Operating Companies will include any rights against the Operating Companies should customer defaults on the Receivables result in collections attributable to the Shares sold to Ciesco being insufficient to reimburse Ciesco for the purchase price paid by it for the Shares and its anticipated yield. Ciesco will bear the risk for any credit losses on the Receivables that exceed the reserves for such losses included in the Shares and Ciesco's rights under the Alliant Energy Agreement.

     The term of the new Receivables sales program is 3 years. NewCo may, upon at least five business days' notice to the Agent, terminate, in whole, or reduce in part, the unused portion of its purchase limit in accordance with the terms and conditions of the Ciesco Agreement. The Ciesco Agreement allows Ciesco to assign all of its rights and obligations under said Agreement (including its Share and the obligation to fund the Share) to other persons, including the providers of its bank facilities. However, any such assignment will not change the nature of the obligations of the Operating Companies, the SPEs or NewCo under the program agreements to which they are parties.

     D.   OTHER MATTERS
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     None of the proceeds from the transactions proposed herein will be used by the Operating Companies to acquire any securities of, or any interest in any "exempt wholesale generator" ("EWG") or foreign utility company ("FUCO").

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
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     The estimated fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction are estimated not to exceed $100,000, exclusive of the one-time structuring fee and other recurring program fees paid to Ciesco and Citibank, as described in Item 1.C., above.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
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     As a participant in the combined receivables sales program described herein, IPC will form a wholly-owned SPE ("IPC-SPE") which will purchase the accounts receivable from IPC as described above. IPC-SPE will then, in turn, sell an undivided interest in IPC's accounts receivable, along with receivables of the other Operating Companies, to CIESCO. As a party to the above program, IPC will enter into an SPE Agreement with IPC-SPE (the "IPC-SPE Agreement"), and IPC-SPE will enter into a NewCo Agreement with NewCo (the "IPC-Newco Agreement"). The IPC-SPE Agreement and the IPC Newco Agreement are contracts with affiliated interests as defined in Section 216b.48(3) and therefore fall within the jurisdiction of the Minnesota Public Utilities Commission ("MPUC" or "Commission") and require MPUC approval prior to becoming effective. The other agreements related to this program are not contracts to which IPC is a party and therefore are not under the jurisdiction of the Commission. However, copies of all contracts related to the combined accounts receivable sales program are included with this filing for the convenience and information of the Comisssion.

ITEM 4.   REGULATORY APPROVAL.
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     The applicant respectfully requests that the Commission issue a notice of the proposed transaction as soon as practicable and that the Commission issue an order authorizing the jurisdictional contracts and transactions proposed herein at the earliest practicable date after any required notice period; however, applicant respectfully requests that if possible the Commission issue its order no later than March 30, 2000.

     IPC hereby waives a hearing on any and all matters covered by this Petition and respectfully requests that, in accordance with the authority granted to the Commission under Minnesota Statutes, Section 216B.26, the Order of the Commission in this matter be declared in force and effective immediately upon its being filed and served.

ITEM 5.   ATTACHED EXHIBITS.
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          The following exhibits are filed as a part of this application:

          A-1  Form of articles of organization of the SPEs

          A-2  Form of members operating agreement of the SPEs

          A-3  Form of articles of organization of NewCo

          A-4  Form of members operating agreement of NewCo

          B-1  Form of Receivables Sale Agreement ("SPE Agreement")

          B-2  Form of Receivables Purchase and Sale Agreement ("NewCo
               Agreement")

          B-3  Form of Receivables Purchase and Sale Agreement ("Ciesco
               Agreement")

          B-4 Form of Receivables Purchase and Sale Agreement ("Citibank Agreement")

          B-5  Form of Alliant Energy Agreement

          C    Opinion of Counsel.

ITEM 6.   VERIFICATION.
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STATE OF WISCONSIN            )

                              )

COUNTY OF DANE                )


Steven F. Price, being first duly sworn on his oath, deposes and says that he is Assistant Treasurer of Interstate Power Company; that he has read the foregoing Application; that he knows the contents thereof; and that the facts therein stated are accurate and complete to the best of his knowledge, information and belief.


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                                        Steven F. Price
                                        Assistant Treasurer


Subscribed and sworn to before me this
    day of January, 2000
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Notary Public, State of Wisconsin
My Commission:
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